April 13, 2007

VIA EDGAR AND COURIER

Mr. Michael Clampitt

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 0408

Washington, DC 20549

Re:	New England Bancshares, Inc.
Registration Statement on Form S-4
Filed January 17, 2007
File Number 333-140031

Dear Mr. Clampitt:

On behalf of New England Bancshares, Inc. (“New England Bancshares” or the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-4 filed on January 17, 2007 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on February 16, 2007. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the documents have been revised in response to such comments. The prospectus also reflects revised disclosure in response to comments received from the Office of Thrift Supervision (“OTS”). A copy of the OTS response letter, which includes all OTS comments and the Company’s responses, has been included with this filing.

General

Comment No. 1

Please advise the staff whether First Valley provided financial projections to New England Bancshares.

Mr. Michael Clampitt

U.S. Securities and Exchange Commission

April 13, 2007

Response to Comment No. 1

The Staff is supplementally advised that First Valley Bancorp did not provide financial projections to New England Bancshares. Rather, as part of its due diligence investigation, New England Bancshares received a copy of First Valley Bancorp’s 2007 fiscal year budget.

Cover Page

Comment No. 2

Please indicate the number of shares to be issued. See Item 501(b)(2) of Regulation S-K.

Response to Comment No. 2

Additional disclosure has been added to the cover page of the prospectus to indicate the number of shares to be issued.

Questions and Answers, page 1

Comment No. 3

Revise to first Q&A to add a cross-reference to direct readers to the Merger Agreement included as Annex A.

Response to Comment No. 3

The requested change has been made to page 1 of the prospectus.

Comment No. 4

Revise the last question on Page 1 regarding dissenters’ rights to include what is required in the Notice that must be delivered, such as the addressee and what must be stated in the Notice.

Response to Comment No. 4

The requested changes have been made to page 2 of the prospectus.

Mr. Michael Clampitt

U.S. Securities and Exchange Commission

April 13, 2007

Summary

The Companies, page 4

Comment No. 5

Revise to indicate when and where each company was incorporated and commenced business operations.

Response to Comment No. 5

The requested changes have been made to page 4 of the prospectus.

First Valley Bancorp’s Financial Advisor, page 6

Comment No. 6

Supplementally provide the staff with the materials, e.g., Boardbooks, provided by Ostrowski to the Board relating to the merger.

Response to Comment No. 6

A copy of the materials presented to the Board of Directors of First Valley Bancorp by Ostrowski & Company on November 20, 2006 are supplementally provided herewith. Confidential treatment of these materials has been requested by New England Bancshares pursuant to 17 C.F.R. Section 200.83.

Termination Fee, page 7

Comment No. 7

Revise to list the circumstances under which a termination fee is payable herein or add a cross-reference herein to a complete discussion elsewhere in the proxy.

Response to Comment No. 7

The circumstances under which a termination fee is payable is listed on page 7 of the prospectus.

Tax Consequences of the Merger, page 8

Comment No. 8

Revise to add clarification as to how the “gain” would be calculated. If the calculation is overly complicated, provide an illustration.

Mr. Michael Clampitt

U.S. Securities and Exchange Commission

April 13, 2007

Response to Comment No. 8

Additional disclosure has been added to page 8 of the prospectus to revise how the gain would be calculated.

Risk Related to the Merger, page 8

Comment No. 9

Revise the preamble to indicate that the discussion below includes all known material risks.

Response to Comment No. 9

The requested change has been made to page 9 of the prospectus.

Description of the Merger

Background of the Merger, page 23

Comment No. 10

Please revise to disclose the negotiations of the principal terms of the transaction, including price.

Response to Comment No. 10

Additional disclosure has been added to page 25 of the prospectus to disclose the negotiations of the principal terms of the transaction, including price.

Comment No. 11

Noting that both companies began meeting around May 1, 2006, revise to disclose when First Valley shareholders were notified that the Company was contemplating an affiliation and how they were notified.

Response to Comment No. 11

Additional disclosure has been added to page 27 of the prospectus to disclose when First Valley Bancorp shareholders were notified that the Company was contemplating an affiliation and how they were notified.

Mr. Michael Clampitt

U.S. Securities and Exchange Commission

April 13, 2007

Comment No. 12

Revise the first paragraph on page 25 to disclose what were the material business terms that agreement had not been reached on.

Response to Comment No. 12

Additional disclosure has been added to page 26 of the prospectus as to what were the material business terms that agreement had not been reached on.

Comment No. 13

Revise to disclose whether or not the Director resignation was related to the merger and if the resigning Director had taken any position on the merger.

Response to Comment No. 11

Additional disclosure has been added beginning on page 26 of the prospectus to disclose whether or not the director resignation was related to the merger and if the resigning director had taken any position on the merger.

First Valley Bancorp’s Reasons for the Merger, page 25

Comment No. 14

All of the factors listed appear to be positive factors. Did the Board consider the lower and declining ratios of Return on Average Assets and Return on Equity? If the Board considered these or other negative factors, please revise to add another subsection and list such negative factors therein. If negative factors were not considered, so state.

Response to Comment No. 14

Additional disclosure regarding the negative factors that were considered has been added to page 28 of the prospectus.

Comment No. 15

Revise to add disclosure as to why First Valley’s Board did not seek other offers before it determined to enter an agreement with New England Bancshares.

Response to Comment No. 15

Additional disclosure has been added to page 25 of the prospectus.

Mr. Michael Clampitt

U.S. Securities and Exchange Commission

April 13, 2007

Summary of Proposal, page 29

Comment No. 16

In the interest of helping shareholders to more fully understand how the Merger Consideration was derived, please revise your filing to quantify and clarify the “non-recurring income and expense items” which were removed from earnings to arrive at “trailing twelve months core earnings” for First Valley Bancorp.

Response to Comment No. 16

The requested disclosure has been added beginning on page 30 of the prospectus.

Backup Withholding, page 35

Comment No. 17

Noting the disclosure that withholding will be made on the cash payments, revise one of or add another question and answer to disclose this situation.

Response to Comment No. 17

The requested disclosure has been added to page 1 of the prospectus.

Interest of Certain Persons in the Merger, page 36

Comment No. 18

Noting the disclosure herein, revise both the Summary section and the related risk factor, to include a brief discussion of those items disclosed herein that are not disclosed in the Summary and risk factors, e.g., the $476,000 payment, the Supplemental Retirement, etc.

Response to Comment No. 18

The requested disclosure has been added beginning on pages 7 and 9 of the prospectus.

Treatment of First Valley Bancorp Stock Options, page 36

Comment No. 19

Revise to quantify the amount to be received pursuant to the cashout of the options and, if any individual holds over 10% of the options, name the individual. In addition, disclose whether or not the options are vested.

Mr. Michael Clampitt

U.S. Securities and Exchange Commission

April 13, 2007

Response to Comment No. 19

The requested disclosure has been added to page 38 of the prospectus.

Change in Control and Employment Agreements, page 37

Comment No. 20

Revise to explain the purpose of the $476,000 payment.

Response to Comment No. 20

The requested disclosure has been added to page 38 of the prospectus.

Comment No. 21

Revise to quantify the dollar amounts related to the change in control and employment agreements, name the individuals associated with each, and, indicate whether this is a change from current agreements.

Response to Comment No. 21

The requested disclosure has been made to page 39 of the prospectus.

Capital Stock, page 40

Comment No. 22

With a view towards additional disclosure, supplementally advise the staff as to the reasons for and circumstances of the issuance of 67,250 shares to New England Bancshares, a price well below the merger offer. In addition, advise if these shares will be voted for the Merger.

Response to Comment No. 22

The Staff is supplementally advised that the issuance of up to 67,250 shares to New England Bancshares at a price of $14.87 per share is a method agreed to by the parties to infuse First Valley Bancorp, and its wholly-owned subsidiary Valley Bank, with capital should they require such capital prior to completion of the merger to remain well-capitalized under regulatory guidelines. The price at which such shares are to be issued was the market price of First Valley Bancorp common stock on the day before execution of the merger agreement. The merger agreement provides that after the completion of the merger, New England Bancshares will take all action necessary to downstream $12.0 million to Valley Bank to ensure it has adequate capital to remain well-capitalized and implement its growth plans. Any amount of

Mr. Michael Clampitt

U.S. Securities and Exchange Commission

April 13, 2007

capital provided by New England Bancshares through the purchase of First Valley Bancorp’s securities before the closing of the merger would be deducted from the $12.0 million capital infusion. Any shares issued to New England Bancshares would contain similar voting rights to other outstanding shares of First Valley Bancorp. Accordingly, if such shares were issued before the record date to be selected for the special meeting of First Valley Bancorp stockholders, then New England Bancshares would be eligible to vote those shares. It is expected that New England Bancshares would vote such shares in favor of adoption of the merger agreement. However, such shares would not be entitled to receive the merger consideration.

Termination Fee, page 46

Comment No. 23

Noting the lesser termination fee associated with shareholder disapproval of the Merger, revise the termination fee discussion in both the Summary section and the Risk Factors to disclose the circumstances of the lesser termination fee.

Response to Comment No. 23

The requested changes have been made to pages 7 and 9 of the prospectus.

Pro Forma Financial Information, page 48

Comment No. 24

Please revise Note B to more fully explain the nature of the $954,000 in pre-tax transaction costs for First Valley Bancorp. Specifically, please revise to clarify:

•

Whether the line item titled merger-related compensation and severance includes the payment of $476,000 to First Valley Bancorp’s president and chief executive officer upon the closing of the merger; and

•

Management’s plans for merger related expenses, including but not limited to the details of your plan, when you expect to finalize the plan and when you expect to record the charges associated with your merger activities.

Response to Comment No. 24

The requested changes have been made on pages 53 and 54 of the prospectus.

Mr. Michael Clampitt

U.S. Securities and Exchange Commission

April 13, 2007

Comment No. 25

Please revise your filing to describe how you intend to account for the payment of $476,000 to First Valley Bancorp’s president and chief executive officer upon the closing of the merger.

Response to Comment No. 25

The Staff is supplementally advised that the $476,000 payment to First Valley Bancorp’s president and chief executive officer will be accounted for as a merger-related compensation and severance payment. This amount is included in the merger-related compensation and severance line item in Note B to the pro forma financial information and additional disclosure has been added to that Note to further clarify that line item.

Comment No. 26

We note your pro forma adjustments as disclosed in Note H on page 54. Please tell us and revise your filing to separately disclose the reason(s) for each of these adjustments. In your response, please specifically address the following:

•

Tell us if the adjustment reflected in your pro forma financial statement relating to the accretion of discounts and premiums on securities, loans, deposits, and borrowings are the result of differing accounting policies between New England Bancshares, Inc. and those of First Valley Bancorp, Inc. If so, revise your filing to disclose these differing accounting policies, how each accounting policy is in accordance with GAAP, and why such differences exist; and

•

Tell us and revise your filing to disclose the nature of the line item “opportunity cost on net cash disbursed at average security rate over the applicable period,” how this amount was derived, and how you determined this to be a pro forma adjustment.

Response to Comment No. 26

The Staff is supplementally advised that the adjustments reflected in the pro forma financial statements relating to the accretion of discounts and premiums on securities, loans, deposits, and borrowings are not a result of differing accounting policies between New England Bancshares and those of First Valley Bancorp. Additionally, the Staff is supplementally advised that the “opportunity cost on net cash disbursed at average security rate over the applicable period,” is based on the amount of securities the Company expects to liquidate to raise the funds to complete the transaction. The opportunity cost is the interest on the securities which is foregone due to the liquidation and is based on the average security interest rate over the applicable period. Additional disclosure describing this is contained on page 55 of the prospectus.

Mr. Michael Clampitt

U.S. Securities and Exchange Commission

April 13, 2007

Comment No. 27

We note your pro forma adjustment Note I on page 54 in which you expect non-interest expenses to decline 3%. Please tell us how you considered Article 11-2(b)(6) of Regulation S-X in support of your presentation of these amounts as pro forma adjustment. Please provide us factually supportable information to justify this adjustment or revise your filing to remove this adjustment from your pro forma financial statements.

Response to Comment No. 27

The footnote describing the expected decline in non-interest expenses has been deleted.

Comparison of Rights of Shareholders, page 59

Comment No. 28

Noting the supermajority provisions of New England Bancshares governance rules as well as other differences in shareholder rights that may make an acquisition of the Company more difficult and therefore, may affect the market price, consider the need for adding a risk factor for this effect and any other significant change in shareholder rights.

Response to Comment No. 28

The requested disclosure has been added to page 10 of the prospectus.

New England Bancshares, Inc. Audited Financial Statements

Note 3 – Investments in Available-for-Sale Securities, page F-19

Comment No. 29

We note unrealized losses of $196,000 on your marketable equitable securities which have been in an unrealized position for greater than 12 months. We also note your disclosures on page F-21 regarding such equity securities. Please provide us with an updated comprehensive analysis supporting your determination that these equity securities are not other than temporarily impaired as of March 31, 2006, September 30, 2006, and through the date of your response to this comment. Please refer to SAB Topic 5.M and FSP 115-1.

Response to Comment No. 29

The Staff is supplementally advised that New England Bancshares examines its securities portfolio on a quarterly basis to determine if any unrealized losses are other than temporary. In making the determination of whether an investment is other than temporarily impaired New

Mr. Michael Clampitt

U.S. Securities and Exchange Commission

April 13, 2007

England Bancshares reviews several factors, including those specifically detailed in Staff Accounting Bulletin 5.M. A description of its analysis of these factors follows:

1. The length of the time and the extent to which the market value has been less than cost. The two investments in the Ultra Short Mortgage Fund and the Ultra Short Fund (collectively, the “Funds”) have been in loss positions since October 31, 2002 and November 31, 2001, respectively. However, they were within 0.13% and 0.14% of their cost basis on June 30, 2003. The June 30, 2003 date coincides with the Federal Reserve’s final Federal Funds Rate decrease to 1%. As of February 28, 2007, the two mutual fund investments’ cost basis was $6.6 million. The total unrealized pre-tax loss totaled $181,000, which is less than 3% of the cost basis. Since purchasing the Funds, the unrealized loss on the Funds has never exceeded 3%. While New England Bancshares does not have a specific percentage or dollar amount in its investment policy as to the level at which an investment would need to be considered other than temporarily impaired, New England Bancshares has determined that a 3% loss on this investment does not rise to a level that warrants its determination as other than temporarily impaired.

Further, due to the composition of the assets underlying each of the funds (primarily government and agency issued debt securities and short-term adjustable-rate mortgages guaranteed by government sponsored agencies), the Funds’ net asset value has historically responded to market interest rates and have increased in periods immediately following the cessation of a rise in the Federal Funds rate. This is evidenced by a $15,000, or 7.6% decrease in the total unrealized loss in the Funds from $196,000 at March 31, 2006 to $181,000 at February 28, 2007.

In addition, New England Bancshares considered the upgraded volatility rating from S-1 to S-1+ that the Funds received from Standard & Poors on October 17, 2006. The new rating indicated that the upgrade was “due to the funds’ extremely low sensitivity to changing market conditions and their aggregate level of risk that is less than or equal to that of a portfolio comprised of government securities with a duration of one year or less.”

Lastly, New England Bancshares also considers return on its investment, which in the case of the Funds is currently 5.09% and 5.31%.

2. The financial condition and near-term prospects of the issuer. New England Bancshares receives financial statements from the issuer of the mutual funds, Asset Management Fund, and its manager Shay Asset Management on an annual basis. There is nothing in the financial condition of the issuer or the management firm that otherwise threatens the value of the investment or that would support a determination of the investments to be considered other than temporarily impaired.

3. The intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value. This investment has low interest rate risk and provides monthly cash flows. It is also small enough (these two investments aggregate $6.6 million, which represents approximately 2.4% of total assets and

Mr. Michael Clampitt

U.S. Securities and Exchange Commission

April 13, 2007

11.7% of total equity at December 31, 2006) that New England Bancshares is not dependent on the funds represented by the investments for liquidity purposes. Accordingly, New England Bancshares intends to retain the investments for a sufficient period of time to allow for any anticipated recovery in market value.

Based on the above analysis, New England Bancshares has determined that the investment in the two bond mutual funds are not other than temporarily impaired at March 31, 2006, September 30, 2006 or through the date of our response to this comment. New England Bancshares has made such determination after consultation with independent auditors, Shatswell, MacLeod & Company, P.C. New England Bancshares reviews this determination quarterly along with all of its investments in an unrealized loss position.

Comment No. 30

We note that you recognized a loss of $86,000 on the sale of investments during the nine month period ended September 30, 3006. Please tell us the specific securities you sold, the reasons for the sale, and the corresponding unrealized loss positions of these securities as of December 31, 2005 and 2004, as applicable.

Response to Comment No. 30

In February 2006, Valley Bank sold $3.2 million par amount of U.S. Agency mortgage-backed securities at a net realized loss of $85,597. Valley Bank sold the securities primarily to fund strong loan demand. The securities had net unrealized loss positions of $60,374 and $35,092 at December 31, 2005 and 2004, respectively.

* * * * *

Mr. Michael Clampitt

U.S. Securities and Exchange Commission

April 13, 2007

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please contact the undersigned at (202) 686-4930.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Scott A. Brown
Scott A. Brown

Enclosures

cc:	David Lyon, Securities and Exchange Commission
Sharon Blume, Securities and Exchange Commission
Amanda Roberts, Securities and Exchange Commission
David J. O’Connor, New England Bancshares, Inc.
Robert L. Messier, Jr., First Valley Bancorp, Inc.
William W. Bouton, III, Esquire, Tyler Cooper & Alcorn, LLP
Lawrence M. F. Spaccasi, Esquire, Muldoon Murphy & Aguggia LLP